

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

June 27, 2007

Mr. Richard N. Jeffs
President
Rock City Energy Corp. (f/k/a Vallenar Holdings, Inc.)
3388 Via Lido, Fourth Floor
Newport Beach, California 92663

> **Re:** **Rock City Energy Corp. (f/k/a Vallenar Holdings, Inc.)**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 8, 2007**
> **File No. 333-139312**

Dear Mr. Jeffs:

We have reviewed your filing and response letter dated June 8, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

General

1. We note your disclosure regarding your assignments of your leases to Chesapeake Exploration Limited Partnership on June 9, 2006. Please file this assignment. In addition, please discuss the material terms of the assignment, including the rights you have retained, the obligations of both you and Chesapeake under the assignment, when and under what circumstances the assignment changes, expires or terminates, and the rights retained by you and by Chesapeake upon such change, termination or expiration. Disclose in better detail how the initiation of drilling of two wells during January and February 2007 extended the terms of

eight of the leases. Do the leases cover the same land, such that two wells would relate to eight leases?

2.   In addition, explain in better detail the portion your agreement with Chesapeake that relates to the following: "If Chesapeake successfully completes a well capable of producing hydrocarbons in commercial quantities, the assignment of the leases will become permanent and our net interest in the deep acreage will reduce to 2,155 acres." Explain the term in the agreement that gives rise to this result. If Chesapeake is successful in its endeavor, why would you not re-assume the lease(s) and take over the production? What consideration would you receive for having the assignment become permanent and for the reduction in your net interest in the deep acreage?

3.   Please explain in better detail your interest in the ninth lease that Chesapeake did not initiate drilling on but instead top-leased. Explain the relevance of the 68.75% undivided interest in mineral rights obtained by Chesapeake and what your interest is in this mineral right, given your business plan of oil and gas exploration.

Management, page 21

4.   Please provide us with the order issued by the British Columbia Securities Commission on April 24, 2007 prohibiting Mr. Jeffs from engaging in investor relations activities for a period of five years from the date of the order. Tell us the circumstances that gave rise to this order. We may have further comment.

Index to Financial Statements, page F-1

5.   We have considered your response to our prior comment number 20 in our letter of January 11, 2007. As Vallenar Energy Corp. is the predecessor organization, as defined in Regulation C, paragraph 405, audited financial statements of the predecessor entity are required for all periods prior to its acquisition to provide two full years of income statements, changes in stockholders' equity and cash flows. The unaudited interim period of the predecessor as of March 31, 2006 should also be provided. This will require an audited balance sheet as of August 24, 2006 for Vallenar Energy Corp, along with its audited statements of operations, cash flow and changes in equity for the year ended December 31, 2005 and the period ended August 24, 2006.   Clearly label the Vallenar Energy Corp. financials as "Predecessor" and include an introduction to the financial statements to explain the inclusion of the predecessor financial statements. Please remove any other unaudited interim or unaudited year-end financial statements of Vallenar Energy Corp. from your filing. Please contact us if you have any questions about these requirements.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: G. Newberry
A. Sifford
J. Wynn

via facsimile
Mary Ann Sapone, Esq.
Richardson & Patel LLP
(310) 208-1154